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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

           VIVENDI UNIVERSAL COMMENTS ON U.S. FEDERAL TRADE COMMISSION DECISION REGARDING SALE OF THE SEAGRAM SPIRITS AND WINE BUSINESS

            COMPANY REMAINS "FULLY CONFIDENT" THAT REGULATORY ISSUES
        WILL BE SETTLED AND DEAL CLOSED NO LATER THAN DECEMBER 31, 2001,
                  DUE TO CONTRACTUAL OBLIGATIONS BY PURCHASERS

PARIS AND NEW YORK, OCTOBER 23, 2001 - In response to today's action by the U.S. Federal Trade Commission (FTC), Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] issued the following statement in response to inquiries:

Vivendi Universal remains fully confident that the transaction will be cleared by the FTC, as soon as the commission's specific concerns are addressed by the purchasers, Diageo and Pernod Ricard. "The question is not `if' the transaction will close, it is a matter of `when' - which in any case is no later than December 31, 2001. We remain completely confident that the specific issues raised by the Commission will be resolved in a timely fashion," said Edgar Bronfman, Jr., Executive Vice Chairman of Vivendi Universal.

On December 19, 2000, Diageo and Pernod Ricard agreed to purchase the Seagram Spirits and Wine business for $8.15 billion. Since that time, all three parties
- Seagram, Diageo and Pernod Ricard - have worked diligently with the FTC and other regulatory bodies to address concerns raised. Vivendi Universal believes that the purchasers have the means to address the specific concerns raised by the FTC, and they will do so, so that the transaction closes in a timely fashion.

Specifically, those issues are limited to certain aspects of the rum category. Under the terms of the purchase and sale agreement, the purchasers are obligated to resolve this regulatory concern - including making any necessary divestitures
- in order for the transaction to be consummated by December 31, 2001.

Separately, Diageo and Pernod Ricard have received regulatory clearance from the European Union, and they are one step closer to approval by Canadian regulatory authorities, following today's clearance from the Canadian Competition Bureau.

The Seagram Spirits and Wine business has been performing very well throughout the first three quarters of calendar 2001, and its cash flow significantly exceeds the carrying costs of former Seagram Company Ltd. debt.
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IMPORTANT DISCLAIMER:

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk that recently acquired operations will not be integrated successfully; that the synergies expected to be created as a result of recent acquisitions will not materialize; that Vivendi Universal will be unable to further identify, develop and achieve success for new products, services and technologies; that Vivendi Universal will face increased competition and that the effect on pricing, spending, third-party relationships and revenues of such competition will limit or reduce Vivendi Universal's revenue and/or income; that Vivendi Universal will be unable to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers; and that Vivendi Universal will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission. Investors and security holders are urged to read those documents at the Commission's web site at www.sec.gov. Those documents may also be obtained free of charge from Vivendi Universal.

CONTACTS

MEDIA RELATIONS - VIVENDI UNIVERSAL:    MEDIA RELATIONS - THE SEAGRAM SPIRITS
                                        AND WINE GROUP:

NEW YORK                                NEW YORK
Anita Larsen                            Vicki Nobles
212.572.1118                            212.572.7949
Mia Carbonell
212.572.7556                            INVESTOR RELATIONS:

                                        PARIS
PARIS                                   Ariane de Lamaze
Antoine Lefort                          011-33-1-71-71-1084
011-33-1-71-71-1180                     Laurence Daniel
Alain Delrieu                           011-33-1-71-71-1233
011-33-1-71-71-1341
                                        NEW YORK
                                        Eileen McLaughlin
                                        212.572.8961